

April 23, 2012

<u>Via Email</u>
Christopher J. Carey
Chief Financial Officer
City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071

Re: City National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-10521

Dear Mr. Carey:

We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Disruption of our information systems and security breaches could adversely affect our business and reputation, page 20

1. You disclose that your business is reliant upon electronic communications and information systems to conduct your businesses and to store sensitive data. You also disclose that you maintain personal information regarding your customers and depositors, and that you may suffer reputational damage if the information were to be lost or stolen. Furthermore, we note reports that the prevalence of cyber attacks, including attacks that have resulted in the loss of customer data, have increased. For instance, in the past two years, a number of financial institutions, or service providers to financial institutions, have been the victim of hacking incidents which have compromised the information of a

large number of customers. Please tell us whether you have experienced any attacks, viruses, intrusions or similar problems in the past and management's view of the impact of any such attacks on your operations, expenses and risks.   Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management's Discussion and Analysis, page 38

Other Noninterest Income, page 59

2. We note this income category increased to $75.7 million in 2011 from $32.1 million in 2010 and that you primarily attribute this to higher net gains on the transfer of covered loans to OREO. While it appears from the disclosures on page 63 that this is composed of net gain on transfers of covered loans to OREO, the amortization of fair value on acquired unfunded loan commitments and OREO income, it is unclear the relative contribution of each of these to the $37.1 million in income from covered assets during 2011. Given the relative significance of these items to the absolute and total incremental increase in this category during the latest year, please tell us and revise future filings to more fully disclose the individual contributions of these items to total income from covered assets. In your discussion, please explain how the income is generated and include any relevant, comparable quantitative information to allow a reader to analyze and understand material variances or changes in activity from period to period which yielded the respective income amounts.

Commercial and Lease Financing, page 77

3. Entertainment loans represent 20% of your total commercial loan portfolio, and accounts for almost half of your equity. To the extent that these types of loans involve significantly different risks from other commercial loans, please provide us with management's view of the nature and extent of the unique risks associated with these types of loans.   Also, to the extent that City National believes that its experience dealing with the entertainment industry has helped to mitigate those risks, please discuss that expertise. Make appropriate revisions to your disclosure in future filings.

Residential Mortgage, page 78

4. We note your discussion regarding your conservative underwriting and the resulting loan-to-value, or LTV percentages for the loans in your portfolio. We also note that the LTV numbers are based upon the home values at origination and that you only obtain appraisals when particular assets appear to have substantially changed risk characteristics. Since many of your loans are concentrated in the Southern California and Las Vegas areas, areas where home values have declined substantially since they peaked, please tell us the extent to which loans originated in 2004-2008 are held in your portfolio.

Allocation of Allowance for Loan and Lease Losses, page 89

5. We note you had an unallocated allowance for loan losses of $86.3 million at December 31, 2011 which represented 33% of your total allowance for loan losses. Based upon the significant amount of unallocated allowance for loan losses as of these period ends, please tell us and consider revising future filings to present additional granularity by enhancing your current disclosures regarding the amount of the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

Note 1. Summary of Significant Accounting Policies, page A-8

Restructured Loans, page A-13

6. We note your disclosure that a loan that has been restructured in a TDR may not be reported as a TDR in years subsequent to the restructuring if the restructuring agreement specifies an interest rate equal to or greater than that of a new loan with comparable risk at the time the loan is modified, the loan is not impaired based upon the restructuring agreement, and the loan has demonstrated a period of performance.

    -   Please tell us the relevant facts and circumstances related to the restructuring of the loans that you no longer classify as TDRs. Specifically identify and quantify the loans by type of modifications made on these loans (A note/B note, term extension, etc.).
    -   For each type of modification, please tell us in detail how you determined that the interest rate on each modified loans was equal to or greater than the rate that you were willing to accept at the time of the restructuring for a new loan with comparable risk. Refer to ASC 310-40-50-2. Specifically discuss how you determined the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk.
    -   Please tell us if each loan would have met your underwriting standards for a new loan at the time it was restructured.
    -   Please clarify how you measure credit impairment on these loans. If you do not measure impairment using the guidance in ASC 310-10, please tell us how you considered the guidance in ASC 310-40-50-5.
    -   Please revise future filings to provide a roll forward of your TDR's for each period presented, or alternatively, please provide a textual discussion which will explain how this account changed throughout any respective, comparable period.

Note 7. Loans, Allowance for Loan and Lease Losses, and Reserve for Off-Balance Sheet Credit
Commitments, page A-41

7. We note your disclosure on page A-42 that you have concluded that all loans acquired as
    a result of your FDIC-assisted acquisitions, with the exception of a small population of
    acquired loans, would be accounted for under ASC 310-30. Please address the following
    regarding your accounting treatment for acquired loans:

    - Revise your disclosures to more clearly identify the loans at the acquisition date that
      met the criteria of ASC 310-30 and those loans that you analogized to ASC 310-30.
      In addition, in an effort to provide clear and transparent disclosures please provide
      separate ASC 310-30-50 disclosures for both groups of loans; and
    - Revise your disclosures to more clearly disclose your accounting policies for
      establishing and assembling the pools of loans which were subject to each of these
      accounting models. Provide us with the parameters for each of the pools created for
      loans acquired in these transactions.

8. As a related matter, we note on page A-43 that during 2011 you reclassified $33.7 million
    from nonaccretable yield to accretable yield but also recorded disposals and other of
    $66.9 million in addition to a provision for losses on covered loans of $43.6 million.
    Please tell us and consider revising your future filings to further explain how your
    accretable yield increased as a result of significant charge-offs and provisions.

9. We note your disclosure that as of December 31, 2011 you had interest-only residential
    mortgages totaling approximately $1.05 billion, or approximately 28% of your residential
    mortgage loans. Please tell us and revise your future filings to disclose the following:

    - Clarify whether your underwriting criteria for these loans are similar to residential
      mortgage loans are fully amortizing;
    - Discuss whether your allowance for loan loss methodology is different for these
      interest-only loans as compared to your fully amortizing residential mortgages loans;
    - The typical terms of your interest-only residential mortgages;
    - Separately disclose asset quality statistics (i.e. non-performing, impaired, etc.) related
      to your interest-only residential mortgages, to the extent that they are materially
      different from the remainder your portfolio; and
    - Provide enhanced disclosures related to the composition of these loans (i.e. detail the
      percentage that are currently amortizing, the percentage that are currently paying
      more than the contractually required interest-only payment, etc.).

10. As a related matter, we also note that you have $733.7 million in home equity lines of
    credit as of December 31, 2011, which represent approximately 6% of your total loan
    portfolio. Please address the following:

- Tell us whether you are able to track whether the first lien position is in default regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings. If you do not have detailed information with respect to the performance of the first lien loan, please tell us in detail and revise future filings to discuss how you consider this in the determination of your allowance for loan losses for your second mortgage portfolio;

- Consider revising future filings to include a risk factor or other disclosure addressing the risks in this portfolio, including how the lack of available information on the performance of first lien loans could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks;

- Tell us and disclose in future filings the percentage of the second mortgage portfolio where you also hold the first lien loan;

- Tell us whether the default and delinquency statistics for second mortgages where you also hold the first lien loan show a different trend than situations where you do not hold the first lien loan; and

- Tell us and revise future filings to explain the nature of the loans in your second mortgage portfolio. For example, detail the percentage that are open-end lines of credit, the percentage that are close-ended, the percentage that were originated at the same time the first mortgage was originated, describe how long the draw period is for open-ended line of credit, etc.

11. We note that the recorded investments and unpaid principle balances presented in your tabular disclosures on pages A-46 and A-47 are approximately the same for each period presented. Taken into consideration your charge-off policies as disclosed on page A-15, the increase in the specific allowance attributable to impaired loans, and the charge-offs and recoveries recorded during each period, please explain the reasons for the unpaid principle balances approximating the recorded investment of your impaired loans.

12. We note that you exclude loans covered by FDIC loss share agreements in the disclosures required by ASU 2010-20. Please revise future filings to present these disclosures for your entire loan portfolio, including covered loans. Please consider whether the covered loan portfolio meets the definition of a portfolio segment or class of financing receivable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have any questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel